Exhibit 99.2

TMD Energy Limited

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

PROXY STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	September 10, 2026
TMD Energy Limited	Malaysia

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders (the “Meeting” or “Annual General Meeting”) of TMD Energy Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on Wednesday, October 7, 2026, at Dewan Presiden, Kelab Golf Negara Subang, Jalan SS 7/2, 47301 Petaling Jaya, Selangor, West Malaysia, commencing at 10:00 A.M., Malaysia Time (October 6, 2026 at 10:00 P.M. Eastern Time). Information regarding the matters to be voted on at the Annual General Meeting is contained in the accompanying Proxy Statement and Notice of Annual General Meeting of Shareholders. You are encouraged to review the Proxy Statement carefully and completely.

Only shareholders of record holding our ordinary shares at the close of business on August 28, 2026 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting or any adjournment or postponement thereof. This Notice is prepared and dated on the September 10, 2026.

The notice of Annual General Meeting, proxy statement, and accompanying proxy card are being distributed and made available to shareholders on or about September 10, 2026.

YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING.

By order of the Board of Directors, /s/ Dato’ Sri Kam Choy Ho
Dato’ Sri Kam Choy Ho Director and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TMD Energy Limited

(THE “COMPANY”)

TIME:	10:00 A.M., Malaysia Time, on Wednesday, October 7, 2026

PLACE:	Dewan Presiden, Kelab Golf Negara Subang, Jalan SS 7/2, 47301 Petaling Jaya, Selangor, West Malaysia

ITEMS OF BUSINESS:

Proposal One	RESOLVED as an ordinary resolution that:

(i) the authorized share capital of the Company be redesignated and reclassified from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”):

(a) all issued Ordinary Shares (except for the 10,000,000 Ordinary Shares held by Straits Energy Resources Berhad) be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares under any circumstances;

(b) 10,000,000 issued Ordinary Shares held by Straits Energy Resources Berhad be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below); and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issuance and without the payment of any additional sum as set out in the Second Amended M&A (as defined below) and upon a transfer by the holder thereof to a party who is not an Affiliate (as defined in the Second Amended M&A) of such holder, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share; and

(c) 386,435,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, and the remaining 90,000,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis;

	(ii)	the transfer agent and share registrar of the Company be and are hereby authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and

	(iii)	the registered office service provider of the Company (the “RO Provider”) be and is hereby authorized and instructed to attend to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Registrar”) in connection with the Share Redesignation.

Proposal Two	RESOLVED as a special resolution that, subject to the approval of Proposal One in connection with the Share Redesignation above:

	(i)	the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect in its entirety with immediate effect upon the passing of these special resolution; and

	(ii)	the RO Provider be and is hereby authorized and instructed to file the Second Amended M&A (together with these special resolutions or any necessary extract hereof) with the Registrar.

Proposal Three	3a.	RESOLVED as an ordinary resolution that Dato’ Sri Kam Choy Ho be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

	3b.	RESOLVED as an ordinary resolution that Dato’ Leong Yan Yoong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

	3c.	RESOLVED as an ordinary resolution that Datin Fong Shiang Ng be re-elected as a director of the Company to serve for a three-year term or until she ceases to be a director in accordance with the articles of association of the Company then in effect.

	3d.	RESOLVED as an ordinary resolution that Mr. Kok Chaw Leong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

Proposal Four	RESOLVED as an ordinary resolution that the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026 is hereby ratified and that the Board of Directors is hereby authorized to fix the remuneration of J&S.

Proposal Five	RESOLVED as an ordinary resolution that the chairman of the Annual General Meeting be and is hereby authorized to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above.

To transact any other business of which due notice shall have been given in accordance with the Act and the Company’s amended and restated memorandum and articles of association (“M&A”).

WHO MAY VOTE:	You may vote if you were a shareholder of record on August 28, 2026.

DATE OF MAILING:	This notice of Annual General Meeting, Proxy Statement and second amended and restated memorandum and articles of association are being made available to shareholders on or about September 10, 2026.

By order of the Board of Directors,

/s/ Dato’ Sri Kam Choy Ho
Dato’ Sri Kam Choy Ho
Director and Chief Executive Officer

TMD Energy Limited

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of TMD Energy Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), for use at the Company’s Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting” or “Annual General Meeting”). The Annual General Meeting will be held on Wednesday, October 7, 2026, at Dewan Presiden, Kelab Golf Negara Subang, Jalan SS 7/2, 47301 Petaling Jaya, Selangor, West Malaysia, commencing at 10:00 A.M., Malaysia Time (October 6, 2026 at 10:00 P.M., Eastern Time).

SHAREHOLDERS ENTITLED TO VOTE

Only shareholders that owned ordinary shares as of the close of business on August 28, 2026 (the “Record Date”) are entitled to receive this Proxy Statement, notice of the Annual General Meeting, the enclosed proxy card, and to vote at the Annual General Meeting.

QUORUM

At the Meeting, shareholders entitled to vote and present in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) holding in the aggregate not less than one-third of the total issued ordinary shares entitled to vote at the Meeting shall constitute a quorum.

METHODS OF VOTING

Your vote is important. We strongly encourage each shareholder to vote promptly using one of the following methods:

●	By Internet: You may vote online by following the instructions provided on your proxy card, which we encourage if you have internet access; or

●	By Mail: You may vote by mail by completing, signing, dating, and returning your enclosed proxy card; or

●	By Phone: You may vote by telephone by calling 1-800-690-6903. Voting instructions must be submitted by 11:59 p.m. Eastern Time on the day before the meeting date. Please have your proxy card available when you call and follow the instructions provided; or

●	In Person at the Annual General Meeting: You may attend the Annual General Meeting and cast vote in person. If you attend and vote at the Annual General Meeting after previously submitting a proxy, your previously submitted proxy will be revoked upon your voting in person.

Proxies that are properly signed and completed will be voted as instructed. If no voting instructions are provided, the shares represented by such proxies will be voted in accordance with the Board of Directors’ recommendations (“FOR” each proposal). You may revoke your proxy at any time before it is exercised and vote in person at the Annual General Meeting.

If your shares are registered directly in your name with our transfer agent (“registered shareholders”), please vote promptly using one of the methods described in the instructions accompanying your proxy card. Your shares will be voted according to your instructions. If your shares are held in “street name” through a broker, bank, or other nominee (“beneficial shareholders”), please carefully follow the voting instructions provided by your broker, bank, or nominee to ensure your shares are voted as you direct.

PROPOSALS TO BE VOTED ON

At the Meeting, shareholders will be asked to consider and vote on the following proposals:-

Proposal One	RESOLVED as an ordinary resolution that:

	(i)	the authorized share capital of the Company be redesignated and reclassified from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”):

		(a)	all issued Ordinary Shares (except for the 10,000,000 Ordinary Shares held by Straits Energy Resources Berhad) be and hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares under any circumstances;

		(b)	10,000,000 issued Ordinary Shares held by Straits Energy Resources Berhad be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below); and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issuance and without the payment of any additional sum as set out in the Second Amended M&A (as defined below) and upon transfer by a holder thereof to a party who is not an Affiliate (as defined in the Second Amended M&A) of such holder, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share; and

(c) 386,435,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one for one basis, and the remaining 90,000,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis;

	(ii)	the transfer agent and share registrar of the Company be and are hereby authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and

	(iii)	the registered office service provider of the Company (the “RO Provider”) be and is hereby authorized and instructed to attend to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Registrar”) in connection with the Share Redesignation.

Proposal Two	RESOLVED as a special resolution that, subject to the approval of Proposal One in connection with the Share Redesignation above:

	(i)	the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect in its entirety with immediate effect upon the passing of these special resolutions; and

	(ii)	the RO Provider be and is hereby authorized and instructed to file the Second Amended M&A (together with these special resolutions or any necessary extract hereof) with the Registrar.

Proposal Three	3a.	RESOLVED as an ordinary resolution that Dato’ Sri Kam Choy Ho be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

	3b.	RESOLVED as an ordinary resolution that Dato’ Leong Yan Yoong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

	3c.	RESOLVED as an ordinary resolution that Datin Fong Shiang Ng be re-elected as a director of the Company to serve for a three-year term or until she ceases to be a director in accordance with the articles of association of the Company then in effect.

	3d.	RESOLVED as an ordinary resolution that Mr. Kok Chaw Leong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

Proposal Four	RESOLVED as an ordinary resolution that the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026 is hereby ratified and that the Board of Directors is hereby authorized to fix the remuneration of J&S.

Proposal Five	RESOLVED as an ordinary resolution that the chairman of the Annual General Meeting be and is hereby authorized to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above.

To transact any other business of which due notice shall have been given in accordance with the Act and the Company’s M&A.

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

What is this proxy statement?

You have received this proxy statement because our Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting. This proxy statement contains information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is intended to assist you in voting your shares.

What am I voting on?

You will be voting on the following proposals described in this proxy statement:

Proposal One	RESOLVED as an ordinary resolution that:

	(i)	the authorized share capital of the Company be redesignated and reclassified from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”):

		(a)	all issued Ordinary Shares (except for the 10,000,000 Ordinary Shares held by Straits Energy Resources Berhad) be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares under any circumstances;

	(b)	10,000,000 issued Ordinary Shares held by Straits Energy Resources Berhad be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below); and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issuance and without the payment of any additional sum as set out in the Second Amended M&A (as defined below) and upon transfer by a holder thereof to a party who is not an Affiliate (as defined in the Second Amended M&A) of such holder, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share; and

	(c)	386,435,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one for one basis, and the remaining 90,000,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis;

(ii)	the transfer agent and share registrar of the Company be and are hereby authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and

(iii)	the registered office service provider of the Company (the “RO Provider”) be and is hereby authorized and instructed to attend to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Registrar”) in connection with the Share Redesignation.

Proposal Two	RESOLVED as a special resolution that, subject to the approval of Proposal One in connection with the Share Redesignation above:

	(i)	the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect in its entirety with immediate effect upon the passing of these special resolutions; and

	(ii)	the RO Provider be and is hereby authorized and instructed to file the Second Amended M&A (together with these special resolutions or any necessary extract hereof) with the Registrar.

Proposal Three	3a.	RESOLVED as an ordinary resolution that Dato’ Sri Kam Choy Ho be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

	3b.	RESOLVED as an ordinary resolution that Dato’ Leong Yan Yoong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

	3c.	RESOLVED as an ordinary resolution that Datin Fong Shiang Ng be re-elected as a director of the Company to serve for a three-year term or until she ceases to be a director in accordance with the articles of association of the Company then in effect.

	3d.	RESOLVED as an ordinary resolution that Mr. Kok Chaw Leong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.

Proposal Four	RESOLVED as an ordinary resolution that the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026 is hereby ratified and that the Board of Directors is hereby authorized to fix the remuneration of J&S.

Proposal Five	RESOLVED as an ordinary resolution that the chairman of the Annual General Meeting be and hereby is authorized to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account with a brokerage firm, bank or other nominee holder, rather than holding share registered directly in their own names. As summarized below, there are some distinctions between shares held of record and shares held beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” and may vote at the Annual General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name”, and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Annual General Meeting. As the ultimate beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Annual General Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Annual General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a request to your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Annual General Meeting.

How do I vote before the Annual General Meeting?

If you are a registered shareholder, meaning that your ownership of shares is recorded in the Company’s register of members, you have the following voting options:

(1)	by internet, you may vote online by following the instructions provided on your proxy card, which we encourage if you have internet access; or
(2)	by mail, by completing, signing, dating and returning the enclosed proxy card; or
(3)	by phone, use any touch-tone telephone to submit your voting instructions; or
(4)	in person, you may attend the Annual General Meeting and vote in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you had signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank, broker or other nominee, your ability to vote via the Internet depends on the voting procedures of your bank, broker or other nominee. Please follow the voting instructions provided by your bank, broker or other nominee.

Can I change my mind after I return my proxy?

Yes. You may revoke or change your vote at any time before the polls close at the conclusion of voting at the Annual General Meeting. You may do so by (1) signing another proxy card with a later date and returning it to us not less than forty-eight (48) hours before the time for holding the Annual General Meeting at which the person named in such instrument proposes to vote, (2) voting again over the Internet prior to the time of the Annual General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker, (3) voting by phone: use any touch-tone telephone to submit your voting instructions or (4) voting at the Annual General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain voting instructions will be voted “FOR” each of the proposal(s) in accordance with the recommendations of the Board of Directors. The named proxies will also have discretion to vote on any other matters properly brought before the Annual General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently or are held in more than one account. To ensure that all of your shares are voted, please vote each account separately, either via the Internet, or by completing, signing, dating and returning each proxy card or voting instruction form, as applicable. If you hold shares through a bank, broker or other nominee, please contact your bank, broker or other nominee for instructions on how to consolidate your accounts.

How many votes must be present to hold the Annual General Meeting?

Your shares are counted as present at the Annual General Meeting if you attend the Annual General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual General Meeting, a quorum must be present at the commencement of and throughout the Annual General Meeting. A quorum is present if there are one or more registered shareholders holding ordinary shares that represent not less than one-third of the outstanding ordinary shares carrying the right to vote at the Annual General Meeting are present in person (or, in the case of a registered shareholder being a corporation, by its duly authorized representative) or by proxy throughout the Annual General Meeting. If within Thirty (30) minutes from the time appointed for the Annual General Meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors, and if at such adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for holding the Annual General Meeting, the shareholder(s) present in person (or, in the case of a shareholder being a corporation by its duly authorized representative) or by proxy and entitled to vote shall be a quorum and may transact the business for the Annual General Meeting.

How many votes are needed to approve the Company’s proposals?

Proposal One. To approve, by ordinary resolution, the redesignation and reclassification of the authorized share capital of the Company from 500,000,000 ordinary shares into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares This proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Two. To approve, by special resolution, the adoption of the second amended and restated memorandum and articles of association of the Company. This proposal is conditional upon approval of Proposal One and requires affirmative (“FOR”) vote of at least two-thirds of the votes cast by shareholders present in present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Three. To approve, by separate ordinary resolutions, the re-election of the following persons as directors of the Company (the “Directors”) each to serve for a three-year term or until such person ceases to be a Director in accordance with the articles of association of the Company:

(a)	Dato’ Sri Kam Choy Ho
(b)	Dato’ Leong Yan Yoong
(c)	Datin Fong Shiang Ng; and
(d)	Mr. Kok Chaw Leong

This proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Four. To ratify, by ordinary resolution, the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026, and to authorize the Board of Directors to fix the remuneration of J&S.

This proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Five. To authorize, by ordinary resolution, the chairman of the Annual General Meeting to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above.

This proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received voting instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual General Meeting. If you do not give your broker or nominee specific voting instructions regarding such matters, your proxy will be deemed a “broker non-vote”.

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine”, but not with respect to “non-routine” matters. For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine”. Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, you should provide your broker or nominee with specific voting instructions as to how those shares should be voted. Proposal One and Two are considered “non-routine” matters.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will have no effect on the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether a quorum is present at the Annual General Meeting.

Note that if you are a beneficial owner and do not provide specific voting instructions to your broker, your broker will not be authorized to vote on Proposal One and Two because they are considered a non-routine matters.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual General Meeting.

PROPOSAL ONE

BY ORDINARY RESOLUTION,

TO REDESIGNATE AND RECLASSIFY THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

(ITEM [1] ON THE PROXY CARD)

General

The Board of Directors recommended the shareholders of the Company to approve, by ordinary resolution that:

(i)	the authorized share capital of the Company be redesignated and reclassified from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”):

	(a)	all issued Ordinary Shares (except for the 10,000,000 Ordinary Shares held by Straits Energy Resources Berhad) be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares under any circumstances;

	(b)	10,000,000 issued Ordinary Shares held by Straits Energy Resources Berhad be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below); and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issuance and without the payment of any additional sum as set out in the Second Amended M&A (as defined below) and upon transfer by a holder thereof to a party who is not an Affiliate (as defined in the Second Amended M&A) to such holder, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share; and

	(c)	386,435,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one for one basis, and the remaining 90,000,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis;

(ii)	the transfer agent and share registrar of the Company be and are hereby authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and

(iii)	the registered office service provider of the Company (the “RO Provider”). be and is hereby authorized and instructed to attend to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Registrar”) in connection with the Share Redesignation.

The approval of the Share Redesignation requires the affirmative vote of a simple majority of the votes cast by shareholders entitled to vote in person or, by proxy, at the Annual General Meeting at which a quorum is present. In the case of a shareholder being a corporation, its vote may be cast by its duly authorized representative at the Annual General Meeting.

A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted. Following the Share Redesignation and the effectiveness of the Second Amended M&A upon approval for Proposal Two below, each Class A Ordinary Share will be entitled to one (1) vote and each Class B Ordinary Share will be entitled to twenty (20) votes, on a poll taken at any general meeting of the Company.

Such shares shall also carry the other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association. Pursuant to the Second Amended and Restated Articles of Association, a Class B Ordinary Share will convert into a Class A Ordinary Share under the following circumstances:

Voluntary Conversion:

At the option of the holder of a Class B Ordinary Share, at any time after issuance, each Class B Ordinary Share may be converted into one fully paid Class A Ordinary Share on a one-for-one basis, without additional payment.

Automatic Conversion Upon Transfer:

Upon any sale, transfer, assignment, or disposition of a Class B Ordinary Share by a holder to any person or entity which is not an Affiliate (as defined in the Second Amended M&A) of such holder, the transferred share will automatically and immediately be converted into a Class A Ordinary Share upon the Company’s registration of such transfer in the register of members of the Company.

This includes instances where a pledge, charge, encumbrance, or other third-party right over Class B Ordinary Shares is enforced, resulting in a third party holding fee simple ownership interest in the Class B Ordinary Shares, in which case all the related Class B Ordinary Shares will automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a shareholder holding that number of Class A Ordinary Shares in the register of members.

Potential Effects

Following the effectiveness of the Share Redesignation, each Class A Ordinary Share will be entitled to one (1) vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended M&A (as defined below).

The Share Redesignation will not affect in any way the validity or transferability of all existing issued shares of the Company or the trading of the Company’s shares on the NYSE American.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY SPECIAL RESOLUTION,

TO ADOPT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(ITEM [2] ON THE PROXY CARD)

General

As a result of the Share Redesignation, consequential amendments will need to be made to the existing amended and restated memorandum and articles of association of the Company to reflect the amended authorized share capital of the Company and the new rights of Class B Ordinary Shares, the Board of Directors recommended the shareholders of the Company to approve, by special resolution that, subject to the approval of Proposal One in connection with the Share Redesignation above:

(i)	the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect in its entirety with immediate effect upon the passing of these special resolutions; and

(ii)	the RO Provider be and is hereby authorized and instructed to file the Second Amended M&A (together with these special resolutions or any necessary extract thereof) with the Registrar.

Potential Effects

If shareholders approve this proposal, subject to the Share Redesignation taking effect, the Second Amended M&A will become effective upon the passing of the special resolution approving and adopting of the Second Amended M&A at the Annual General Meeting.

Vote Required

This Proposal requires affirmative (“FOR”) vote of at least two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY ORDINARY RESOLUTIONS,

TO RE-ELECT THE DIRECTORS OF THE COMPANY

(ITEM [3] ON THE PROXY CARD)

General

The Board of Directors (“Board”) recommended the shareholders of the Company to approve, by separate ordinary resolutions, the re-election the directors of the Company to serve for a term of three years or until such director ceases to be a director in accordance with the articles of association of the company.

The Board currently consists of five (5) members. Four (4) current directors named below (the “Director Nominees”) will seek re-election at the Annual General Meeting.

The re-election of each of the four (4) current directors will be proposed as separate ordinary resolutions of the Company and shareholders will vote separately on each Director Nominee.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position(s)
Dato’ Sri Kam Choy Ho	63	Chairman of the Board, Executive Director and Chief Executive Officer
Dato’ Leong Yan Yoong	65	Executive Director
Datin Fong Shiang Ng	47	Independent Director
Mr. Kok Chaw Leong	64	Independent Director

Information Regarding the Company’s Director Nominees

Dato’ Sri Kam Choy Ho, aged 63, is an Executive Director and Chief Executive Officer and has been with our Group since its inception. He was appointed as the Chairman of the Board on March 31, 2025. He is primarily responsible for the overall strategic planning, business development and management of our Group. He has more than 35 years of experience in the commercial management of vessels in the shipping industry. Outside our Group, he served as a director of R.H. Pacific Shipping (Agencies) Limited (previously known as Hotama Pacific Shipping (Agencies) Limited) from August 1997 until May 2023. The company was principally engaged in the shipping and transportation of bulk and bagged cargo. He joined Straits in August 2016 as a non-independent and non-executive director and was re-designated as an executive director in January 2017. He is currently the group managing director of Straits, and is responsible for its overall business management and strategic development.

Dato’ Leong Yan Yoong, aged 65, was appointed as our Executive Director on March 31, 2025, and he is primarily responsible for corporate affairs, advising on corporate strategies, policies and other general matters of our Group. Prior to joining our Group, he was a marketing officer of Arab Malaysian Credit Berhad from June 1986 to September 1988, and was responsible for the business development of the leasing division. From October 1988 to November 1989, he was a dealer with Arab Malaysian Merchant Bank Bhd attached to the money division. From 1992 to 2000, he was attached to several financial institutions such as Chung Khiaw Bank Ltd, British American Insurance Limited and a few broking houses, dealing in corporate loans, investments, properties and equity market. From June 2001 to June 2017, he was employed by CIMB Investment Bank Berhad, where his last position was Senior Vice President. He joined Straits in July 2017 as the Corporate Advisor and has been an executive director of Straits since August 2022. He is primarily responsible for advising and handling all matters related to Straits Group’s corporate affairs, mergers and acquisitions, restructuring, fund raising, corporate planning/strategies and special projects.

Dato’ Yoong has been a Chartered Accountant of the Chartered Institute of Management Accountants, United Kingdom (“CIMA”) since May 1986. He was admitted as an Associate Member of the CIMA in December 1993 and designated as a Chartered Global Management Accountant in October 2021. He was admitted as a Chartered Accountant and a member of the Malaysian Institute of Accountants (“MIA”) in December 2021.

Datin Fong Shiang Ng, aged 47, was appointed as our Independent Director on March 31, 2025. She also serves as the Chairlady of the Audit Committee and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of TMDEL.

Datin Fong Shiang Ng has over 23 years of experience in finance, accounting, internal controls, corporate finance and corporate governance. Prior to joining TMDEL, she was employed by Hong Leong Bank Berhad from June 2002 to April 2009, with her last position being Branch Manager of the Shah Alam branch.

From April 2009 to January 2011, she was the Section Head of the Transformation Office of RHB Capital Berhad, where she was responsible for project management and mergers and acquisitions of the group. From February 2011 to August 2014, she was employed by RHB Bank Berhad, with her last position being Section Head of the Distribution Business Banking Group. From September 2014 to November 2016, she was a financial consultant, providing financial advisory services to companies in the construction and property development industries. From December 2016 to November 2022, she served as the Chief Financial Officer of Perfect Channel Sdn. Bhd., a steel manufacturing company, where she was responsible for the overall financial management of the company.

She has been an Independent Non-Executive Director of Straits since August 2022. She has also been an Executive Director of PTT Synergy Group Berhad (“PTT”), a company listed on the Main Market of Bursa Malaysia, since May 2023. PTT has evolved from its traditional earthwork and infrastructure business into an industrial infrastructure platform, with a focus on industrial warehouse and total intralogistics solutions.

Datin Fong Shiang Ng graduated with a Bachelor’s Degree in Economics from Universiti Sains Malaysia, Penang, in 2002.

Mr. Kok Chaw Leong, aged 64, was appointed as our Independent Director, the chairman of compensation committee, and a member of the audit committee and nominating and corporate governance committee on March 31, 2025. Mr. Leong has over 27 years of experience in the banking industry whom he started his career with Malayan Banking Berhad in 1983. He is specializing in government contract financing & international trade financing. Prior to joining our Group, he was employed by Affin Bank Berhad from 1989 to 2007 with his last position as senior manager of the Small and Medium Enterprise (“SME”) Department. He was responsible for marketing of new clients, helping clients with their financial and investment planning, achieving sales targets and ensuring excellence in bank-clients relationship. From 2007 to 2009, he served as the senior relationship manager with Ambank Berhad, and responsible for providing financial advices to the emerging corporate clients on their financial needs and assisting them in restructuring existing banking facilities. From 2009 to 2020, he set up and managing an international logistics company which is primarily engaged in providing the one stop logistics solutions, including forwarding, custom clearance, warehousing and distribution to his local clients and international clients from China and Korea. Since January 2023, he has been an independent director of Straits. Mr. Leong has been a Certified Credit Professional of the Institute Bank-Bank Malaysia in 2003.

Vote Required

Each Director Nominee’s re-election requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the re-election of each Director Nominee. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of the applicable resolution, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE RE-ELECTION OF EACH DIRECTOR NOMINEE.

PROPOSAL FOUR

BY ORDINARY RESOLUTION,

TO RATIFY THE RE-APPOINTMENT OF THE INDEPENDENT AUDITOR OF THE COMPANY

(ITEM [4] ON THE PROXY CARD)

General

The Board of Directors (“Board”) recommended the shareholders of the Company approve, by ordinary resolution the ratification of the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026 and authorize the Board to fix the remuneration of J&S.

Vote Required

This Proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

BY ORDINARY RESOLUTION,

TO AUTHORIZE THE CHAIRMAN OF THE ANNUAL GENERAL MEETING TO ADJOURN THE ANNUAL GENERAL MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTING OF PROXIES IF, BASED ON THE TABULATED VOTE AT THE TIME OF THE ANNUAL GENERAL MEETING, THERE ARE INSUFFICIENT VOTES TO APPROVE ANY OF PROPOSALS ONE, TWO, THREE OR FOUR ABOVE

(ITEM [5] ON THE PROXY CARD)

General

The Board of Directors (the “Board”) recommended that the shareholders of the Company approve, by ordinary resolution, the authorization of the chairman of the Annual General Meeting to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above.

Vote Required

This Proposal requires affirmative (“FOR”) vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether a quorum is present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

BOARD’S RECOMMENDATION ON PROPOSALS

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

COST OF SOLICITATION

The Company will bear all costs associated with the solicitation of proxies, including expenses incurred in preparing, assembling, printing, and distributing proxy materials and soliciting shareholder votes.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors (“Board”) or any individual director may write to the Board or the individual director to TMD Energy Limited at B-10-06, Block B, Plaza Mont Kiara, No. 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Wilayah Persekutuan, West Malaysia. Alternatively, shareholders may send their communications by email to corporate@tmdel.com. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

OTHER MATTERS

As of the date of this Proxy Statement, the Board is not aware of any additional business requiring shareholder action at the Annual General Meeting other than the proposals described herein.

By order of the Board of Directors,

/s/ Dato’ Sri Kam Choy Ho
Dato’ Sri Kam Choy Ho
Director and Chief Executive Officer

Malaysia

September 10, 2026